EXHIBIT 99.1

Re: Midroog Report

Ramat-Gan, Israel	October 25, 2018

Internet Gold-Golden Lines Ltd. (Nasdaq and TASE: IGLD) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series C and D) issued by the Company.

Midroog has downgraded both Series C and Series D from a Baa3.il to a Ba2.il rating and retained the Credit Review rating with negative implications.

The downgrade mainly reflects Midroog’s assessment of a lack of an external liquidity source, in the foreseeable future, other than selling the Company’s core holdings. This raises the speculative nature of the credit rating of the Company. The downgrade also reflects, in Midroog’s opinion, a low level of liquidity, looking at the Company’s alternatives until the end of 2019. The review is based mostly on the probability of the Company exercising its holdings in B Communications Ltd. (“Bcom”). In addition, Midroog does not assume there would be a dividend distribution from Bcom in the short-term, while in its previous assessment Midroog gave a medium probability for such distribution.

Midroog believes that the high leverage and the Company's need to comply with the provisions of the Israeli Concentration Law in a manner that will no longer hold tradable debt until the end of 2019, significantly impair the Company's financial flexibility. Midroog assumes that the Company is unable to refinance its debt at this point.

As for Bezeq The Israel Telecommunications Corporation Ltd. (“Bezeq”), Midroog mentions its strong business position supported by a strong brand, wide distribution of activity, significant market share, and ownership of fixed-line telecommunications infrastructure nationwide

About 14% of the share capital held by the Company in Bcom are "free" shares and are not part of the controlling interest in Bezeq and can be sold without the need for a control permit process, which required for the sale of the controlling shares in Bezeq. Midroog notes that the Company recently reported that it had begun a process of selling its holdings in Bcom, while working with a number of different buyers that might be interested in buying the shares. In view of all the above, as well as the recent market trend of Bcom’s shares on the stock market, Midroog does not give a high probability to a scenario in which the Company will soon turn to exercise its “free" Bcom shares.

In view of the uncertainty regarding the Company's ability to complete the sale in the coming months and its low financial flexibility, Midroog estimates that the probability of default, in accordance with Midroog's definitions of a default event, is more likely now than in the past.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il